KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC.

1800 Avenue of the Stars

Los Angeles, CA  90067

December 22, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:  KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC. (FILE NO. 811-22467)

Kayne Anderson Midstream Energy Fund, Inc. (the “Fund”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund’s fidelity bond for the 2011-2012 year:

1.	A copy of the current bond coverage for the Company (the "Bond") (attached as EX99-1).

2.
A copy of the resolutions approving the Bond, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Fund (attached as EX99-2).

The premium for the Bond will be paid through the policy period ending on November 23, 2012.

Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely,

/s/ Terry Hart
Terry Hart Chief Financial Officer and Treasurer